

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2018

Robert Purgason
Chief Executive Officer
Kayne Anderson Acquisition Corp.
811 Main Street
14th Floor
Houston, TX 77002

> **Re: Kayne Anderson Acquisition Corp**
> **Amendment No. 1 to**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 28, 2018**
> **File No. 001-38048**

Dear Mr. Purgason:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2018 letter.

Preliminary Proxy Statement on Schedule 14A

Risk Factors
Our Second A&R Charter will designate the Court of Chancery . . ., page 73

1. We note your response to prior comment 2. For purposes of helping shareholders clearly understand the scope of the provision, please revise to disclose how this provision applies to actions arising under the federal securities laws.

Proposal No. 1 - The Business Combination Proposal
KAAC's Board of Directors' Reasons for the Approval of the Business Combination, page 120

2.   We note your revised disclosure in response to prior comment 8. Please disclose the enterprise value to EBITDA and debt to EBITDA ratios used in the comparable public companies analysis and discuss the conclusion of the KAAC board with respect to this analysis. In that regard, please clarify how the metrics for the comparable public companies compared to the valuation of the company following the business combination.

3.   We note your revised disclosure in response to prior comment 9. Please disclose the projected share prices and corresponding years, the enterprise value to EBITDA ratios, and the resulting internal rate of return used in this analysis. In addition, please discuss the conclusion of the KAAC board with respect to this analysis.

Unaudited Financial Projections of Alpine High Midstream, page 123

4.   We note your response to prior comment 10 and related revised disclosure but are unable to locate the quantification of the material assumptions underlying your production of, and demand for, natural gas and NGLs. Please revise or advise.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Natural Resources